SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

(Amendment No. 1)

Shamir Optical Industry Ltd.

(Name of Issuer)

Ordinary Shares, par value 0.01 NIS per share

(Title and Class of Securities)

M83683108

(CUSIP Number)

Essilor International

147, rue de Paris

94227 Charenton-le-Pont

France

Attention: Director for Legal Affairs

and Group Development

Copy to:

Linda Hesse

Jones Day

2, rue Saint-Florentin

75001 Paris

France

+33.1.56.59.39.39

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M83683108	13D/A	2

1	NAMES OF REPORTING PERSONS Essilor International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,620,399 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,620,399 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%*
14	TYPE OF REPORTING PERSON CO

*	Based on 16,778,908 ordinary shares of the issuer reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ending December 31, 2009.

CUSIP No. M83683108	13D/A	3

1	NAMES OF REPORTING PERSONS Essilor Israeli Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,620,399 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,620,399 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%*
14	TYPE OF REPORTING PERSON CO

*	Based on 16,778,908 ordinary shares of the issuer reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ending December 31, 2009.

CUSIP No. M83683108	13D/A	4

1	NAMES OF REPORTING PERSONS Shamrock Acquisition Sub Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,620,399 (see Introduction and Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,620,399 (see Introduction and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%*
14	TYPE OF REPORTING PERSON CO

*	Based on 16,778,908 ordinary shares of the issuer reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ending December 31, 2009.

Preliminary Statement.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1 to Schedule 13D”) reflects the creation of a new entity, Essilor Israeli Holdings Ltd. (“Essilor Israeli Holdings”), a direct wholly-owned subsidiary of Essilor International formed for the specific purpose of holding the shares of Shamrock Acquisition Sub Ltd. and carrying out other transactions contemplated by the Merger Agreement (as defined below). Essilor Israeli Holdings was incorporated on November 21, 2010, and the shares of Shamrock Acquisition Sub Ltd. were transferred to Essilor Israeli Holdings as of November 22, 2010.

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Introduction.

This Amendment No. 1 to Schedule 13D relates to the Agreement and Plan of Merger, dated as of October 15, 2010 (the “Merger Agreement”), by and among Essilor International, a French société anonyme (the “Parent”), Shamrock Acquisition Sub Ltd. (“Merger Sub”), an Israeli company that is a direct wholly-owned subsidiary of Essilor Israeli Holdings and an indirect wholly-owned subsidiary of the Parent, and Shamir Optical Industry Ltd., an Israeli company (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s ordinary shares, par value 0.01 NIS per share (the “Company Shares”), not held, directly or indirectly, by Kibbutz Shamir A.C.S., an Israeli agricultural cooperative society (the “Kibbutz”) or Shamir Optica Holdings, A.C.S., an Israeli agricultural cooperative society currently wholly-owned by the Kibbutz that will be converted into an Israeli company prior to the consummation of the Merger (“Shamir Holding”), will be converted into the right to receive $14.50 in cash, without interest and less any applicable withholding taxes, and such Company Shares will be indirectly owned by Parent.

In connection with the execution of the Merger Agreement, the Parent and Merger Sub have entered into Support Agreements (the “Support Agreements”) with (i) the Kibbutz and Shamir Holding, dated as of October 15, 2010, (ii) Mr. Dan Katzman, dated as of October 15, 2010, (iii) Haklaei Eyal Ha’Sharon Ltd., dated as of October 15, 2010, and (iv) Eyal Microwave Ltd., dated as of October 15, 2010, each as a shareholder of the Company (collectively, the “Shareholders”) pursuant to which the Shareholders have agreed, among other things, and in accordance with and subject to the terms and conditions set forth therein (i) to vote their Company Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) to certain restrictions on the transfer of their Company Shares.

Pursuant to the Share Purchase and Subscription Agreement, dated as of October 15, 2010 by and among the Kibbutz, Shamir Holding and the Parent (the “Share Purchase and Subscription Agreement”), (i) simultaneously with and subject to the occurrence of the Merger, the Parent will purchase from the Kibbutz 550,000 Company Shares (the “Kibbutz Share Sale”) and, (ii) immediately following the Merger, the Parent will, (x) subscribe for certain newly issued shares in Shamir Holding, in exchange for cash consideration (the “First Shamir Holding Subscription”) and (y) subscribe for additional Shamir Holding shares in exchange for the contribution by the Parent of all of the Company Shares then held directly and indirectly by the Parent to Shamir Holding (the “Second Shamir Holding Subscription”), such that, immediately following the Kibbutz Share Sale, the First Shamir Holding Share Subscription, and the Second Shamir Holding Share Subscription, Shamir Holding will own, directly, 100% of all outstanding Company Shares and the Parent will beneficially own 50% of all outstanding Company Shares.

The descriptions of the Merger Agreement, Support Agreements and Share Purchase and Subscription Agreement (the “Transaction Agreements”) are qualified in their entirety by the terms and conditions of the Merger Agreement, Support Agreements and Share Purchase and Subscription Agreement, which are filed as Exhibits 99.2 through 99.7 hereto, and are incorporated herein by reference.

Item 1.	Security and Issuer.

The class of equity security to which this Amendment No. 1 to Schedule 13D relates is the Company Shares of the Company. The Company’s principal executive offices are located at the Kibbutz, Upper Galilee, 12135, Israel.

Item 2.	Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed by the Parent, Essilor Israeli Holdings and Merger Sub (the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 1 to Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are filing this Amendment No. 1 to Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.

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(a) – (c) The Parent is a French société anonyme with its principal executive offices located at 147 rue de Paris, 94220 Charenton-le-Pont, France. The Parent is a maker of ophthalmic products and supplies.

Essilor Israeli Holdings is a company organized under the laws of Israel and is a direct wholly-owned subsidiary of the Parent, with its principal executive offices located at 31 Hillel St., Jerusalem, Israel 91000. Essilor Israeli Holdings was formed for the specific purpose of holding the shares of Merger Sub and carrying out other transactions contemplated by the Merger Agreement.

Merger Sub is a company organized under the laws of Israel, is a direct wholly-owned subsidiary of Essilor Israeli Holdings, and is an indirect wholly-owned subsidiary of the Parent, with its principal executive offices located at 31 Hillel St., Jerusalem, Israel 91000. Merger Sub was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement, and will cease to exist upon consummation of the Merger.

Set forth in Schedule I to this Amendment No. 1 to Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of the Reporting Persons: (1) name; (2) business address; (3) principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (4) citizenship.

(d) – (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total value of the Merger transaction, including the amount of funds required by the Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, will be approximately $135,000,000. The Parent plans to obtain the funds from existing cash resources, including current availability under its existing credit facilities.

Item 4.	Purpose of Transaction.

On October 15, 2010, the Company, the Parent and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and each outstanding Company Share (other than shares held, directly or indirectly, by the Kibbutz and Shamir Holding, shares held directly or indirectly by the Parent, Essilor Israeli Holdings or Merger Sub or any of their subsidiaries and shares considered to be “dormant shares” (menayah redumah) under Israeli law) will be converted into the right to receive $14.50 in cash, without interest (the “Merger Consideration”).

In addition, (i) all outstanding vested options for Company Shares will be exercised (either voluntarily by the holder, or through amendment of the underlying company benefit plan) and the Merger Consideration, less the exercise price, will be paid to the holders thereof (or held by the trustee, if the receipt of consideration on a tax favorable basis remains subject to the expiration of a holding period under Israeli law), and the exercise price will be paid to the Company, and (ii) all outstanding unvested options will be cancelled upon consummation of the Merger, and the holders thereof will not be entitled to any consideration, unless the exercise price is lower than the Merger Consideration, in which case holders thereof will be entitled to receive the Merger Consideration less the exercise price of such options on the same basis as holders of vested options, but subject to the additional condition that the right of such holders to receive such consideration will be subject to the holder’s continued employment or service through the applicable vesting dates and according to the original vesting schedule. The consideration payable in connection with vested options will be paid by the paying agent, and funded by the Parent, and the consideration payable in connection with the unvested options will be shared equally by the Parent and the Kibbutz. As a result of the foregoing, the number of shares that have vested at the date of consummation of the Merger will affect the exact aggregate consideration paid pursuant to the Merger Agreement.

As part of the Merger Agreement, the Company undertook, subject to certain exceptions, not to distribute declare or distribute any dividends, other than (i) a cash dividend by the Company not in excess of $13,500,000 in the aggregate, (ii) the declaration and payment of cash dividends by Subsidiaries (as defined in the Merger Agreement) of the Company not in excess of $500,000 in the aggregate, and (iii) dividends paid as part of the Company’s cash management system by any wholly-owned Subsidiary of the Company to the Company or to any wholly-owed Subsidiary of the Company. In addition, as part of a shareholders agreement to be entered into upon closing, a dividend policy has been agreed for the period after the consummation of the Merger.

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Also as part of the Merger Agreement, the Company further undertook, subject to certain exceptions and conditions more fully described in the Merger Agreement, not to directly or indirectly (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission of offers for a merger or business combination or similar transaction and other potentially competitive transactions (including certain share sales, asset sales, licensing arrangements and other transactions), as more specifically defined in the Merger Agreement (“Company Alternative Proposal”), (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information with respect to, or in furtherance of, any Company Alternative Proposal, (iii) engage in discussions with any Person with respect to any Company Alternative Proposal, (iv) withhold, withdraw or modify in a manner adverse to the Parent, the recommendation of the Company’s Board of Directors to its shareholders that they approve the Merger Agreement, the Merger, the shareholders agreement to be entered into upon consummation of the Merger, and the other transactions contemplated thereby, (v) agree to, accept, approve, endorse or recommend any Company Alternative Proposal, (vi) enter into any letter of intent or similar document or any agreement or commitment providing for any Company Alternative Proposal, (vii) enter into any agreement or any agreement in principle requiring the Company to materially delay, abandon, terminate or fail to consummate the Merger Agreement, the Merger, the shareholders agreement to be entered into upon consummation of the Merger, and the other transactions contemplated thereby.

In connection with the transactions, certain commercial and related agreements will be entered into at closing, and certain existing commercial and related agreements will be amended at closing. These agreements include but are not limited to services related to design, development and distribution of products, as well as R&D, licensing, leases, manpower services and supplies.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company in accordance with Israeli law and the approval of the district court of Nazareth, Israel.

In connection with the execution of the Merger Agreement, the Parent and Merger Sub have entered into the Support Agreements with the Shareholders pursuant to which the Shareholders have agreed (i) to vote their Company Shares in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) to certain restrictions on the transfer of their Company Shares. The Support Agreements will terminate on the earliest to occur of various events including in particular if the Merger Agreement is terminated.

If the Merger is consummated, the Company Shares will no longer be traded on either The NASDAQ Global Market or the Tel Aviv Stock Exchange and will be deregistered under the Act.

At the same time as the Merger, the Parent will purchase from the Kibbutz 550,000 Company Shares and will subscribe, in two steps, for newly issued Shamir Holding shares such that each of the Parent and the Kibbutz will, at the conclusion of the transactions, beneficially own 50% of the Company Shares. Pursuant to the transactions contemplated by the Transaction Agreements, the Parent and the Kibbutz will each have the right to name four members of the board of directors of each of the Company and Shamir Holding after the consummation of the Merger.

Except as described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I, has current plans or proposals that would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of this Amendment No. 1 to Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

(a) – (b) As described in Item 4 of this Amendment No. 1 to Schedule 13D, the Shareholders, the Parent and Merger Sub formed a group as a result of entering into the Support Agreements, and Essilor Israeli Holdings was formed for the specific purpose of holding the shares of Merger Sub and carrying out other transactions contemplated by the Merger Agreement, and consequently the Reporting Persons may be deemed to have beneficial ownership of 11,620,399 outstanding Company Shares (representing approximately 69.3% of the outstanding Company Shares) owned by the Shareholders. All of the percentages calculated in this Amendment No. 1 to Schedule 13D are based upon an aggregate of 16,778,908 Company Shares reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ending December 31, 2009.

The Reporting Persons have joined in the filing of this Amendment No. 1 to Schedule 13D because Essilor Israeli Holdings is the Parent’s direct wholly-owned subsidiary, and Merger Sub is Essilor Israeli Holding’s direct wholly-owned subsidiary and the Parent’s indirect wholly-owned subsidiary.

The number of Company Shares that may be deemed to be beneficially owned by the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 11,620,399, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

The filing of this Amendment No. 1 to Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for the purpose of Section 13(d) of the Act, are the beneficial owners of any of the shares of Company Shares covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

To the knowledge of the Reporting Persons, none of the persons named on Schedule I beneficially owns or has power to dispose of any Company Shares.

(c) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule I, has effected any transaction in the Company Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 1, 4 and 5 of this Amendment No. 1 to Schedule 13D and the exhibits to this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed As Exhibits.

99.1	Joint Filing Agreement By and Among Reporting Persons.

99.2	Agreement and Plan of Merger, dated as of October 15, 2010, by and among the Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by the Parent on October 25, 2010).

99.3	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and the Kibbutz and accepted and agreed by Shamir Holding (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by the Parent on October 25, 2010).

99.4	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Dan Katzman (incorporated by reference to Exhibit 99.4 to Schedule 13D filed by the Parent on October 25, 2010).

99.5	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Haklaei Eyal Ha’Sharon ACS Ltd. (incorporated by reference to Exhibit 99.5 to Schedule 13D filed by the Parent on October 25, 2010).

99.6	Support Agreement, dated as of October 15, 2010, by and among the Parent, Merger Sub and Eyal Microwave Ltd. (incorporated by reference to Exhibit 99.6 to Schedule 13D filed by the Parent on October 25, 2010).

99.7	Share Purchase and Subscription Agreement, dated as of October 15, 2010, by and among Shamir Holding, Kibbutz and the Parent (incorporated by reference to Exhibit 99.7 to Schedule 13D filed by the Parent on October 25, 2010).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2010

ESSILOR INTERNATIONAL

By:	/s/ Carol Xueref
Name:	Carol Xueref
Title:	Director for Legal Affairs and Group Development

ESSILOR ISRAELI HOLDINGS LTD.

By:	/s/ Carol Xueref
Name:	Carol Xueref
Title:	Director

SHAMROCK ACQUISITION SUB LTD.

By:	/s/ Carol Xueref
Name:	Carol Xueref
Title:	Director

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SCHEDULE I

Directors and Executive Officers of the Reporting Persons

Name	Business Address	Principal occupation or employment and address	Citizenship
Board of Directors of Essilor International

Xavier Fontanet	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chairman, Essilor International	France

Hubert Sagnières	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Chief Executive Officer, Essilor International	France

Philippe Alfroid	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired 34, rue du Bac 75007 Paris France	France

Alain Aspect	Institut d’Optique Campus Polytechnique RD 128 91127 Palaiseau Cedex France	Director of Research at CNRS (Institut d’Optique in Orsay) Professor at Ecole Polytechnique and Institut d’Optique Campus Polytechnique RD 128 91127 Palaiseau Cedex	France

Benoît Bazin	Saint-Gobain Les Miroirs 18, avenue d’Alsace 92096 Paris La Défense Cedex France	Vice President, Director, Building Distribution Sector	France

Yves Chevillotte	Essilor International 147, rue de Paris 94220 Charenton-le-Pont France	Retired 72 Blvd Malesherbes 75008 Paris France	France

Antoine Bernard de Saint-Affrique	Unilever	Executive Vice President 100 Victoria Embankment Blackfriars EC4P 4BQ London United Kingdom	France

Mireille Faugère	AP-HP 3, avenue Victoria 75184 Paris Cedex 04	Chief Executive Officer	France

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Name	Business Address	Principal occupation or employment and address	Citizenship

Yves Gillet	Valoptec	Director c/o ESSILOR ESPAÑA, S.A. C/Labastida s/n 28034 Madrid Spain	France

Yi He	Essilor Holding Company Unit D2 20/F, 398 Huaihai Road (M) Shanghai - P.R.C. 200020, CHINA	Shanghaï Essilor Optical Co LTD “Lab and Logistics”	China

Bernard Hours	Danone	Co-Chief Operating Officer 17, Boulevard Haussmann 75009 Paris France Mailing address: 15, rue du Helder 75439 PARIS Cedex 09 France	France

Maurice Marchand-Tonel	European American Chamber of Commerce	Chairman of the European American Chamber of Commerce (France) Private address: 11, Avenue de Suffren 75007 Paris France	France

Aïcha Mokdahi	147, rue de Paris 94220 Charenton-le-Pont France	President, Valoptec	France

Olivier Pécoux	Rothschild et Cie 23 bis avenue de Messine 75008 Paris France	Managing Partner	France

Michel Rose	Lafarge S.A. 61, rue des Belles Feuilles 75782 Paris Cedex 16 France	Retired 13, rue du Gravier 60930 Bailleul sur Therain France	France

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Name	Business Address	Principal occupation or employment and address	Citizenship
Officers of Essilor International

Thomas Bayer	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Latin America	Germany

Jean Carrier-Guillomet	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Essilor of America	France

Patrick Cherrier	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Asia Region	France

Eric Leonard	147, rue de Paris, 94220 Charenton-le-Pont, France	President, Europe Region	France

Bertrand Roy	147, rue de Paris, 94220 Charenton-le-Pont, France	Senior Vice President, Strategic Partnerships	France

Laurent Vacherot	147, rue de Paris, 94220 Charenton-le-Pont, France	Chief Operating Officer and Chief Financial Officer	France

Carol Xueref	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Legal Affairs and Development	Great Britain

Paul du Saillant	147, rue de Paris, 94220 Charenton-le-Pont, France	Chief Operating Officer	France

Director of Essilor Israeli Holdings Ltd.

Carol Xueref	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Legal Affairs and Development, Essilor International	Great Britain

Director of Shamrock Acquisition Sub Ltd.

Carol Xueref	147, rue de Paris, 94220 Charenton-le-Pont, France	Corporate Senior Vice President, Legal Affairs and Development, Essilor International	Great Britain